

Age Meter Social Posts

May 1st, 2021 - October 29th, 2021

Age Meter
http://centersforagecontrol.com/

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Showing 51 of 51 Rows

DATE	POST
Oct 27, 2021	We've produced a video so you can learn more about us and our mission to improve the qualit
Oct 25, 2021	There's still time to participate in our crowdfunding effort at Wefunder: https://wefunder.com/ag
Oct 21, 2021	Chocolate can boost your longevity? Sold! A good piece on the benefits of eating chocolate, in Chocolate and Longevity: How Cocoa Helps Live Longer | Well+Good
Oct 19, 2021	At AgeMeter®, our mission is to help improve the quality of life for aging adults, especially the AgeMeter: Our Mission Is to Improve the Quality of Life for Aging Adults
Oct 14, 2021	Drinking more water during the day has many benefits for your longevity. It improves your dige AgeMeter: One Secret to Living Longer
Oct 12, 2021	Where you live will almost certainly impact your longevity. Not just from a safety perspective (w
Oct 8, 2021	We're still in the midst of our current crowdfunding campaign! Right now, you can get in as an AgeMeter: Get In as an Early-Stage Investor
Oct 5, 2021	We recently completed a deal to distribute AgeMeter® - our revolutionary functional age test -
Sep 30, 2021	Why get AgeMeter for your medical practice? Here are a few reasons: 1. It helps you improve
Sep 28, 2021	While there are no magic bullets when it comes to aging reversal, there are many techniques a AgeMeter: One Way to Measure Aging Reversal
Sep 23, 2021	As some of you may be aware, we're still in the midst of our current crowdfunding campaign. T
Sep 21, 2021	There's still time to participate in our crowdfunding campaign at: https://wefunder.com/agemete AgeMeter: Our Mission
Sep 20, 2021	If you had to synthesize what we know today about longevity, it would come down to this - eat
Sep 17, 2021	Interesting piece from the New York Times about longevity. How much exercise do you need to How Much Exercise Do We Need to Live Longer?
Sep 16, 2021	Supplements, like nutrition, have been proven to have a demonstrable effect on the body and

DATE ▾	POST
Sep 14, 2021	As many of you know, we're currently doing a crowdfunding initiative at Wefunder. Hear what o Why Invest In AgeMeter
Sep 13, 2021	Social media friends! For a limited time, we've cut the price of our AgeMeter functional age tes Agemeter® Functional Age Test App with Hardware Peripherals Tests
Sep 9, 2021	One of the bigger scientific breakthroughs in aging research came from a joint study published
Sep 7, 2021	A bit of interesting news: Amazon founder Jeff Bezos is investing in an anti-aging biotech start Invest in Centers For Age Control Inc.: AgeMeter® cloud testing app is central for $multi-trillior
Sep 2, 2021	You've heard us talk about our current crowdfunding initiative. Now, you can hear what our inv AgeMeter: Hear What Our Investors Say
Aug 31, 2021	Great article on expanding your "health span," not just your life span. Also it includes a quote f Increasing 'health span,' not just life span
Aug 29, 2021	While there are no magic bullets when it comes to aging reversal, there are many techniques a Is Aging-Reversal Real? What We Know Today About Anti-Aging Techniques — AgeMeter Bio
Aug 26, 2021	There's still time to participate in our crowdfunding campaign at: https://wefunder.com/agemete AgeMeter: Who We Are and Why Invest With us
Aug 24, 2021	Social media friends, there's still time to invest in AgeMeter®, the world's only credible functior Buy Into AgeMeter®: Invest at Wefunder
Aug 20, 2021	Now, you can invest in AgeMeter®, the world's only noninvasive and credible functional age te AgeMeter®: Take Advantage of Our Early-Stage Valuation
Aug 17, 2021	You still have time to invest in AgeMeter®, the world's only noninvasive and credible functional
Aug 13, 2021	Earlier in the week, we mentioned a recent deal we completed to distribute AgeMeter - our rev AgeMeter for Fitness Centers
Aug 12, 2021	We've recently completed a deal to distribute AgeMeter - our revolutionary functional age test AgeMeter for Fitness Centers
Aug 10, 2021	We've recently opened up the opportunity to invest in AgeMeter®, the world's only noninvasive Invest in Centers For Age Control Inc.: AgeMeter® cloud testing app is central for $multi-trillior
Aug 6, 2021	Why get AgeMeter for your longevity medical practice? Here are a few reasons: 1. It helps you AgeMeter®: The Solution for Longevity Doctors & Preventative Care Physicians
Aug 4, 2021	If you are a longevity doctor or physician specializing in preventative care, AgeMeter® can boo For Longevity Doctors, Think AgeMeter®
Jul 30, 2021	Why get AgeMeter for your medical practice? Here are a few reasons: 1. It helps you improve AgeMeter: The Noninvasive Functional Age Test
Jul 29, 2021	We've recently opened up the opportunity to invest in AgeMeter®, the world's only noninvasive

DATE ▾	POST
Jul 26, 2021	Last week, we opened up the opportunity to invest in AgeMeter®, the world's only noninvasive Invest in AgeMeter: Learn More at Wefunder
Jul 22, 2021	This past week, we opened up the opportunity to invest in AgeMeter®, the world's only noninva Invest in Centers For Age Control Inc.: AgeMeter® cloud testing app is central for $multi-trillion
Jul 20, 2021	Learn more about how AgeMeter® can boost your medical practice and your patients' health b
Jul 19, 2021	At 9:00 a.m. Eastern today, we opened up the opportunity to invest in AgeMeter®, the world's
Jul 16, 2021	Just a reminder. Our fans on Facebook will have until Monday, July 19 at 9:00 am ET to take a
Jul 13, 2021	We just recently produced our new company video. Learn a bit more about us at AgeMeter. We AgeMeter
Jul 12, 2021	Something special for our fans on social media! Given your status as an early follower on Facebo
Jul 8, 2021	As a follower of ours on Facebook, you can participate in an exclusive opportunity to become a Invest in AgeMeter Through Wefunder
Jul 7, 2021	Something special for our fans on social media! Given your status as an early follower on Face Invest in Centers For Age Control Inc.: AgeMeter® cloud testing app is central for $multi-trillion
Jun 29, 2021	AgeMeter® is the only noninvasive, functional age test approved by the world's leading scienti About AgeMeter®
Jun 23, 2021	AgeMeter can boost your medical practice and your patients' health by helping you check in w AgeMeter: Monitor Your Patients' Health
Jun 9, 2021	As complicated as life gets, it's not an exaggeration to say that you can boil down the essence
Jun 3, 2021	AgeMeter can boost your medical practice and your patients' health by helping you check in w
May 27, 2021	At AgeMeter®, our goal is to help you better measure and monitor your health. We calculate fu The Keys to Aging Reversal
May 16, 2021	AgeMeter can boost your medical practice and your patients' health by helping you check in w AgeMeter for Doctors
May 6, 2021	Scientists are now closer than ever to understanding more about what drives aging, and most Is Aging-Reversal Real? What We Know Today About Anti-Aging Techniques — AgeMeter Bio


DATE ▾	POST	
May 5, 2021		OK, we know anti-aging isn't your first thought when it comes to celebrating Cinco de Mayo, as Photos from AgeMeter's post
May 3, 2021		As our friend Dr. Layne says, aging reversal is about "nutrition, nutrition, and nutrition." Read o

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Clicks

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Publisher Platforms

1,039
Publisher Platforms

- Facebook - 1,025
- Instagram - 11
- Audience - 3
- Messenger - 0

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Clicks	Impressions	Average CPC	CTR

Showing 9 of 9 Rows

AD	AD SET	CAMPAIGN	CLICKS ▼	IMPRESSIONS	AVERAGE CPC	CTR
Post: "Now, you ca	Post: "Now, you can in…	Post: "Now, you can in…	292	13,070	$0.68	2.23%
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Post: "There's still t	Post: "There's still tim…	Post: "There's still tim…	139	5,320	$0.72	2.61%
Post: "Now, you ca	Post: "Now, you can in…	Post: "Now, you can in…	87	2,782	$0.57	3.13%
Post: "There's still t	Post: "There's still tim…	Post: "There's still tim…	78	3,282	$0.64	2.38%
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Some people... Post: "If you are a l	Post: "If you are a lon…	Post: "If you are a lon…	18	1,977	$1.67	0.91%